

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2013

Via E-mail
Ms. Liu Jia
Chief Financial Officer
Recon Technology Ltd.
1902 Building C
King Long International Mansion
9 Fulin Road, Beijing 100107
People's Republic of China

> **Re:** **Recon Technology Ltd.**
> **Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed September 28, 2012**
> **File No. 1-34409**

Dear Ms. Liu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2012

Business, page 1

1.   We note your disclosure at page 12 relating to the Catalogue of Industries for Guiding Foreign Investment (Revised 2007). Please update your disclosure to address the effects, if any, on your business in respect of the revised Catalogue promulgated in December 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 16

2.   On page 11, you disclose that for fiscal years 2012 and 2011, you spent ¥6,533,419 ($1,033,818) and ¥3,078,391, respectively, on research and development activities. To the extent applicable, please expand your discussion to describe the general purpose of any capital commitments and anticipated sources of funding for such activities. Refer to Item 303(a) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 37

3.   Expand this section to discuss the various contractual arrangements among your entities and founders, as described in Note 1 to your financial statements.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Sirimal Mukerjee, Staff Attorney, at (202) 551-3340 with any questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director

CC: Bradley A. Haneberg
        Kaufman & Canoles, P.C.